United States Securities and Exchange Commission
                           Washington, D.C. 20549
              _________________________________________________

                                 FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the fiscal year ended February 28, 2001

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      Commission File Number  000-30084
                                            -------------

                          LinuxWizardry Systems, Inc.
                          ---------------------------
             (Exact name of registrant as specified in its charter)

                           British Columbia, Canada
                           ------------------------
                (Jurisdiction of incorporation or organization)

                            120 - 3011 Viking Way
                   Richmond, British Columbia V6V 1W1, Canada
                   ------------------------------------------
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(g) of the Act:
                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                     None

   Indicate the number of outstanding shares of each of the issuer's class of capital or common stock as of the close of the period covered by the annual report.

  Title of Each Class                           Outstanding at February 28, 2002
  -------------------                           --------------------------------
Common Shares, no par value                                   34,687,846

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                 Yes    No   X
                    ----    ----

   Indicate by check mark which financial statement the registrant has elected to follow.
               Item 17.    Item 18. X
                       ----        ----

TABLE OF CONTENTS
-----------------

Forward-Looking Statements                                                     4
Foreign Private Issuer Status and Currencies and Exchange Rates                5
   PART I                                                                      5
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS               5
ITEM 2.    OFFER AND STATISTICS AND EXPECTED TIMETABLE                         5
ITEM 3.    KEY INFORMATION                                                     6
   A.   SELECTED FINANCIAL DATA                                                6
   B.   CAPITALIZATION AND INDEBTEDNESS                                        7
   C.   REASON FOR THE OFFER AND USE OF PROCEEDS                               7
   D.   RISK FACTORS                                                           7
Item 4.    INFORMATION ON THE COMPANY                                          9
   A.   HISTORY AND DEVELOPMENT                                                9
   B.   BUSINESS OVERVIEW                                                     12
   C.   ORGANIZATIONAL STRUCTURE                                              13
   D.   PROPERTY, PLANT AND EQUIPMENT                                         13
Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS                       13
   A.   OPERATING RESULTS                                                     14
   B.   LIQUIDITY AND CAPITAL RESOURCES                                       14
   C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.                  15
   D.   TREND INFORMATION                                                     15
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                         15
   A.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                            15
   B.   COMPENSATION                                                          17
   C.   BOARD PRACTICES                                                       18
   D.   EMPLOYEES                                                             18
   E.   SHARE OWNERSHIP                                                       18
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                  19
   A.   Major Shareholders.                                                   19
   B.   Related Party Transactions.                                           19
   C.   Interests of Experts and Counsel.                                     19
ITEM 8.    FINANCIAL INFORMATION                                              20
   A.   Consolidated Statements and Other Financial Information               20
   B.   Significant Changes                                                   20
ITEM 9.    THE OFFER AND LISTING                                              20
ITEM 10.   ADDITIONAL INFORMATION                                             21
   A.   Share Capital                                                         21
   B.   Memorandum and Articles of Association                                21
   C.   Material Contracts                                                    21
   D.   Exchange Controls.                                                    21
   E.   Taxation.                                                             22
   F.   Dividends and Paying Agents                                           22
   G.   Statement by Experts.                                                 22
   H.   Documents on Display.                                                 22
   I.   Subsidiary Information.                                               23
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK         23
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES             23
   PART II                                                                    23
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES                     23
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
           USE OF PROCEEDS.                                                   23
   A.   Material Modifications to the Rights of Security Holders              23
   B.   Use of Proceeds.                                                      23

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ITEM 15.   [RESERVED]                                                         23
ITEM 16.   [RESERVED]                                                         23
   PART III                                                                   24
ITEM 17.   FINANCIAL STATEMENTS                                               24
ITEM 18.   FINANCIAL STATEMENTS                                               24
ITEM 19.   EXHIBITS                                                           24
SIGNATURE PAGE                                                                27

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                              Forward-Looking Statements

This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:
      o   future prices of and demand for our products,
      o   future earnings and cash flow,
      o   future plans and capital expenditures,
      o expansion and other development trends of the computer hardware/router industry,
      o   expansion and growth of our business and operations, and
      o   our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

      o   fluctuations in prices of our products,
      o   potential acquisitions and other business opportunities,
      o   general economic, market and business conditions, and
      o   other risks and factors beyond our control.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

     This 20-F annual report, including all exhibits, consists of 41 pages.
                    The Exhibit Index is displayed on page 26.


        Foreign Private Issuer Status and Currencies and Exchange Rates

Foreign Private Issuer Status:

LinuxWizardry Systems, Inc., (the "Company"), is a Canadian corporation incorporated under the laws of the Province of British Columbia. Over 50% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and more than 50% of our assets issuer are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currencies and Exchange Rates:

We publish our financial statements in Canadian dollars. Unless otherwise indicated, monetary amounts referred to in this annual report are in Canadian dollars. Unless otherwise indicated, all translations from Canadian dollars to US dollars have been made at a rate of CDN$ 1.6049 to US$ 1.00, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on February 28, 2002. We do not represent that Canadian dollar or US dollar amounts could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, the rates below or at all. On July 16, 2001, the Noon Buying Rate was CDN$ 1.5347 to US$ 1.00. The following table sets forth noon buying rate for US dollars in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

        Year        Average         Low/High         February 28/29
        ----        -------         --------         --------------

        2002          1.5625      1.5102/1.6128          1.6049
        2001          1.4954      1.4470/1.5600          1.5320
        2000          1.4737      1.4956/1.4475          1.4498
        1999          1.4956      1.5465/1.4159          1.5078
        1998          1.3990      1.4412/1.3684          1.4334


                                         PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable, but see "Item 6 - Directors, Senior Management and Employees - Directors and Senior Management".

ITEM 2.    OFFER AND STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.   SELECTED FINANCIAL DATA

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, as of and for the years ended February 28, 2002 and 2001, together with the notes thereto, which appear elsewhere in this annual report. The Consolidated Financial Statements as of and for the years ended February 28, 2002 and 2001 have been audited by Manning Elliott. The Consolidated Financial Statements are prepared in accordance with U.S. GAAP.
See Note 2 of the Notes to Consolidated Financial Statements.

The selected financial data set forth in the following table is expressed in Canadian dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. At February 28, 2002, US$1.00 was equal to approximately C$1.6049. The exchange rates for the past five fiscal years ended February 28/29, are presented in the introduction to this registration statement.

The following represents our selected financial data for each of the past five fiscal years, ending on February 28/29. The data presented is prepared in accordance with generally accepted accounting principles in the United States:

                       Fiscal Years Ended February 28/29

-----------------------------------------------------------------------------------------------------------
                                         2002           2001           2000           1999           1998
-----------------------------------------------------------------------------------------------------------
Net Revenue                       $       -      $    146,429   $       -      $       -      $       -
-----------------------------------------------------------------------------------------------------------
Income (loss) from                    (420,261)    (1,357,802)    (1,390,772)      (129,212)      (160,404)
continuing operations
-----------------------------------------------------------------------------------------------------------
Income (loss) from                    (366,448)    (1,971,861)          -              -              -
discontinued operations
-----------------------------------------------------------------------------------------------------------
Income (loss) from                        (.02)         (0.10)         (0.13)         (0.02)         (0.02)
continuing operations
per Common Share
-----------------------------------------------------------------------------------------------------------
Income (loss) from                        (.01)          (.14)          -              -              -
discontinued operations
per Common Share
-----------------------------------------------------------------------------------------------------------
Total Assets                            11,240        216,934        543,404          6,574         32,259
-----------------------------------------------------------------------------------------------------------
Working Capital (deficit)           (1,549,592)    (1,695,634)       451,376       (171,653)      (128,883)
-----------------------------------------------------------------------------------------------------------
Shareholders' Equity (deficit)      (1,542,141)    (1,621,612)       455,947       (171,651)      (129,881)
-----------------------------------------------------------------------------------------------------------
Cash Dividends per common share   $        nil   $        nil   $        nil   $        nil   $        nil
-----------------------------------------------------------------------------------------------------------


Reference is made to "Item 4. Information on the Company" and "Item 5. "Operating and Financial Review and Prospects" for a description of the initiation and progression of our activities since incorporation.

B.   CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.   REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.   RISK FACTORS

The occurrence of any of the following risks could hurt our business, financial condition or results of operations. In such case, the trading price of our shares could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

Development Stage Enterprise. The markets for our intended products and services have only recently begun to develop. Demand and market acceptance for products are subject to a high level of uncertainty and risk. If our products should fail to gain widespread commercial acceptance, our business, operating results and financial condition would be materially adversely affected.

Our Limited Operating History. We have only recently become involved in the information technology industry and have no significant business operations or assets other than working capital. There can be no assurance that the financing necessary to complete development of our products will be available. Even if such financing is available, completion of the development of our products may prove to be impossible, for technical or other reasons. If our product is not successfully developed, a material, adverse effect on our financial condition and results of operations may be expected. We are very unlikely to realize earnings or pay any dividends in the immediate future.

Additional Financing will be Required. We will require additional financing based on our estimate of costs in connection with the commercialization of our products. W will have to commit significant resources to research and development, sales and marketing, and administrative expenses in the immediate future. The only source of financing presently available to us is the sale of our equity capital, or of debt financing convertible into equity. There is no assurance such source will continue to be available, on acceptable terms or at all. To the extent that debt or equity financing continues to be available to us, future equity financings may result in substantial dilution to future subscribers or our current shareholders.

Significant Losses for the Foreseeable Future. We expect to incur significant losses for the foreseeable future and cannot be certain when or if we will achieve profitability. Failure to become and remain profitable will adversely affect the value of our Common Shares and our ability to raise capital and continue operations.

Rapid technological change. Because rapid technological change regularly occurs, our products may become obsolete.

Timing of new product introductions and lack of market acceptance for our new products. Our future success may be dependent on the success of our products and services.

Volatility of The Over-the-Counter Bulletin Board ("OTC BB") may adversely affect the price of the Common Stock. Certain stocks listed on the OTC BB have recently experienced significant price and volume fluctuations and decreases which have adversely affected the market price of our and other stocks listed on the OTC BB without any regard to the underlying fundamentals of such stocks. Recent fluctuations have been particularly acute for high technology sector stocks. These broad market fluctuations, which may occur in the future, as well as issues more specifically related to our business activities or prospects, our financial performance, intellectual property, the computer software and hardware related industries or the Internet industries, may continue to adversely affect the market price of the Common Stock.

We do not expect to pay cash dividends. We intend to retain any future earnings to finance our business and operations and any future growth. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Potential lack of attractive investment targets. Continued volatility of stock prices on the OTC BB may have a material adverse effect on our ability to raise capital on the OTC BB or by private investment, and the price of our common stock could fluctuate substantially.

High Risk Nature of Resource Exploration Industry. A small aspect of our company is resource exploration and development, which is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

No Known Reserves. There is no known body of commercial ore located on the Company's Fish Creek Claims. Additional funds are required to carry out further exploration with the objective of establishing ore of commercial tonnage and grade; however, we do not intend to contribute to the Fish Creek claims from the proceeds of this Offering, except for the less than $10,000 annual fee required to keep the claims in good standing. We will require additional funds in the event of the development of an economic ore body and to place it in commercial production.

Industry Hazards. Mining operations involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. We have no liability insurance, and we may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on our financial position.

Title Opinions. The existence of title opinions should not be construed to suggest that we have good and marketable title to all of our properties. We follows the usual industry practice in obtaining title opinions with respect to our lands. No examination has been made of the ground to determine if the Fish Creek Claims has been staked or assessment work carried out.

Regulatory Approvals. Our operations require the procurement of numerous permits and compliance with an extensive number of codes and regulations. Mining, exploration and exploitation permits are required. While we believe that all requirements in this regard have been met, failure to comply with regulatory requirements could result in permits being withdrawn or suspended. Further, changes in these regulations or in their application may adversely affect our operations.

Environmental Issues. We must comply with environmental laws and regulations. There can be no assurance that violations will not occur. In the event of a future violation of environmental laws we could be held liable for damages and for the costs of remedial actions. Environmental laws could become more stringent over time imposing greater compliance costs and increasing risks and penalties associated with a violation.

Other Factors. Our areas of business may be affected from time to time by such matters as changes in general economic conditions, changes in laws and regulations, taxes, tax laws, prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Conflict of Interest. Some of our current officers and directors have other unrelated full-time positions or part-time employment. Some officers and directors will be available to participate in management decisions on a part-time or as-needed basis only. Our management may devote its time to other companies or projects which may compete directly or indirectly with us.


ITEM 4.    INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT

The Company was incorporated on February 27, 1979 under a perpetual charter pursuant to the British Columbia Company Act by registration of its Memorandum and Articles and was extraprovincially registered in the Province of Alberta on October 12, 1995 under the name Flame Petro-Minerals Corp. At an extraordinary general meeting held on March 15, 2000, our shareholders approved the change of name of the Company from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc, which name change was effected on March 21, 2000. Our authorized capital consists of 100,000,000 Common Shares without par value. Of these, 34,687,846 shares were issued and outstanding as of February 28, 2002 and 34,687,846 shares were issued and outstanding as of the date of this Form 20-F. Our head office is located at #120 -3011 Viking Way, Richmond, B.C., V6V 1W1.

In November 1995, we made a public offering of 4,500,000 of our Common Shares at a price of $0.15 per share to residents of Alberta and British Columbia, and following the completion of the offering, our shares were listed on the Alberta Stock Exchange.

Since our inception and during the five fiscal years ending in February 2002, we had been involved in oil and gas exploration/production and more recently, mineral property development. We investigated several mineral properties in both Canada and the United States and currently retains only a 50% interest in the Fish Creek Prospect mentioned below. Although some exploration work has been done on this property indicating the presence of gold, there is presently no positive indication that it contains any economic mineral resource.

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. These claims are subject to an option agreement with Teryl Resources Corp. We also own a 1.277% net working interest in an oil well located in Fayette County, Texas. To date, we have received no revenues from our mining property activities, and have received negligible net revenues after operating costs from our interest in the Fayette County oil well during the past five fiscal years. As a result, we have written down our interest in the oil well located in Fayette County to $1, and has also written down its Fish Creek Prospect mineral property holdings to $1.

We have no current plans to pursue further activities in either the oil and gas business. We plan to retain our current property interests in the mineral property on the basis that they may have some value in the future. We have entered into an option agreement with Teryl Resources.

On November 3, 1999, we announced that we had become a fully reporting company to the United States Securities and Exchange Commission and our stock commenced trading on the OTC Bulletin Board under the symbol FPMCF.

On December 15, 1999 we announced that as a result of our common stock being listed on the OTC BB as a fully reporting company, we voluntarily applied for a delisting from the Alberta Stock Exchange (which merged in 2000 with the Vancouver Stock Exchange to become the Canadian Venture Exchange), which was effective the close of business on December 14, 1999.

Our stock currently trades on the OTC BB under the symbol LNXWF.

On January 10, 2000, we acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company's restricted common stock pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. has had limited sales to date. Operating advances had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads. On June 30, 2001, the business operations of this subsidiary was discontinued. It has no assets remaining. Please refer to Note 10 to our Financial Statements attached hereto.

We are currently in the development stage and equity financing is required to continue development and commercial exploitation of the software. As a result of the uncertainty that is typical in a development stage company there is doubt about our ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business.

On March 15, 2000 we held a shareholders meeting at which our shareholders voted to change our name from Flame Petro-Minerals Corp. to LinuxWizardry Systems, Inc. and selected the new requested symbol LNXWF. Our shareholders also approved an amended stock option plan. At that time, our new name, LinuxWizardry Systems, Inc. and the new symbol, LNXWF, more closely represented our true business activities mainly due to the Linux-based software, we were using for our VPN and router.

On March 28, 2000 we announced that a private placement for $5,000,000 was being completed for the development and production of its Linux based low-cost router. We raised US$450,000 pursuant to the sale of 600,000 units at US$0.75 per unit. We issued these units in March, 2000 and each unit contained one share and one warrant to acquire one additional share at US$1.00 if exercised within one year of receipt of funds being between January 7, 2001 and February 28, 2001. A total of 207,000 warrants were exercised and the remaining warrants were cancelled.

On May 12, 2000 we announced that an agreement has been completed with Programmers Paradise to sell our Router through Programmers Paradise's many catalogs and through its web site: programmersparadise.com. The term of the Agreement is one year and is renewable annually. The license is non-exclusive and non-transferable. The agreement was not renewed.

On June 9, 2000 we awarded a contract to Lineo, Inc. to manufacture our Magic Passage (model #2540). Under the terms of the Agreement, Lineo manufactures the hardware for the first version of the Magic Passage for us. We began selling the Magic Passage in limited quantities in November, 2000. This contract has been cancelled.

In June, 2000 we were awarded a contract from the Personal Communication Sector of Motorola (NYSE: MOT) to develop a Global Knowledge Base for internally developed software. This contract has been completed.

On November 10, 2000 we announced that we had successfully completed an agreement to raise $1.1 million US with a private company located in Beverly Hills, California. The financing arrangement included warrants to the investors that will enable them to purchase additional treasury shares and stock options to the company that arranged the financing. The agreement includes an investor relations program for us. These funds were allotted for development costs and sales and marketing for our Linux-based Apprentice Router and our Magic Passage VPN network appliance and accounts payable. To date, $870,000 has been raised.

On December 5, 2000, we announced that the board of directors had approved a share dividend of its wholly-owned subsidiary, LinuxWizardry, Inc. to our shareholders. This transaction was cancelled.

On January 8, 2001, we announced that we signed an agreement with Line Share Devices Inc. to market our Magic Passage line of products through its roughly 3000 resellers and VARs. This agreement has been cancelled.

On January 29, 2001we announced that we signed an agreement with PC Connection, Inc. (NASDAQ NMS: PCCC) a leading direct marketer of information technology products and solutions. This agreement has been cancelled.

On February 27, 2001, we announced that we had retained the services of I.R. International Consultants, Inc. to enhance our investor relations program. This agreement has been cancelled

On May 23, 2001, we announced that we signed an agreement with airface (formerly WAMnet Enterprises), a Florida wireless Internet Service Provider (ISP) to use a customized version of our Magic Passage VPN router designed specifically for airface for its users, airface will be able to offer Uplink auto-failover system. This agreement has been cancelled.

On August 21, 2001, we announced we had entered into an agreement with the Tzolkin Corporation, provider of the TZO Dynamic DNS service. Under this agreement, we would include the award winning TZO Dynamic DNS client software in all of our Magic Passage VPN routers beginning this September 2001. This agreement has been cancelled.

On March 5, 2002 we announced that a joint venture has been completed for a 50% interest in 30 Fish Creek claims in Alaska. The terms and conditions are that Teryl Resources Corp. will issue 200,000 treasury shares of its common shares and will give to LinuxWizardry Systems, Inc. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has delineated a mineralized gold deposit of 10,000,000 tons of ..04 gold per ton (400,000 ounces au).

On March 27, 2002 we announced that a secure email solution has been licensed from www.mailprotek.com for the United States rights. We will offer our secure email and web mail services at www.mailprotek.com for less than $3.00 U.S. per month.

A complete solution has been implemented by mailprotek.com to eliminate email-borne viruses and worms before they attack the users computer. The service will also include a real time spam filtering system to sort out unauthorized emails from reaching the email users mailbox.

The mailprotek.com services will also enable our users to access their email from wherever they are through our webmail as an additional feature. This will include any hand held wireless applications such as a cellular phone or a PDA.

On April 30, 2002, we announced that an advertising campaign has been launched in 170 newspapers in North America offering a 30-day free trial period for its www.mailprotek.com service. The MailProtek service will filter out unauthorized emails which clutter up your email box and will protect your computer 24 hours a day from viruses and worms damaging your valuable data. A complete solution has been implemented by MailProtek.com to eliminate email borne viruses and worms before they attack the user's computer. The service will also include a real time SPAM filtering system to sort out unauthorized emails from reaching the email user's mailbox.

B.   BUSINESS OVERVIEW

Nature of the Company's Operations
----------------------------------

We had identified a need for a small, low cost router, which we called the Apprentice Router that ran on the Linux Operating System. The Apprentice Router utilized a simple drag and drop Java-based Graphical User Interface (GUI) such that a network specialist was not needed in order to configuration the network. After research was conducted on the market for the Apprentice Router as compared to the lower priced Magic Passage product, we decided to focus our critical resources on the release of the Magic Passage and postpone the release of the Apprentice Router until both models of the Magic Passage (2540 and 1400) are released. However, as of June 30, 2001, we discontinued the business operations of our wholly-owned US subsidiary, LinuxWizardry, Inc. due to the depressed market conditions for the stock market and the financial condition of the Company.

Our current business operations consist of the following:

Mailprotek.com
--------------

On March 27, 2002 we announced that a secure email solution has been licensed from www.mailprotek.com for the United States rights. We will offer our secure email and web mail services at www.mailprotek.com for less than $3.00 U.S. per month. A complete solution has been implemented by mailprotek.com to eliminate email-borne viruses and worms before they attack the users computer. The service will also include a real time spam filtering system to sort out unauthorized emails from reaching the email users mailbox. The mailprotek.com services will also enable our users to access their email from wherever they are through our webmail as an additional feature. This will include any hand held wireless applications such as a cellular phone or a PDA.

Manufacturing
-------------

On June 9, 2000 we awarded a contract to Lineo, Inc. to manufacture our new router the Magic Passage (model #2540) incorporating our proprietary configuration software known as the Apprentice Command Center. This agreement was cancelled.

Description of the Markets in Which the Company Competes
--------------------------------------------------------

This is no longer applicable due to the discontinuance of the business operations of our wholly-owned subsidiary.

Competition
-----------

This is no longer applicable due to the discontinuance of the business operations of our wholly-owned subsidiary.

Seasonality
-----------

We believe that there is no seasonality which affects the sales of our products.

Availability of Raw Materials
-----------------------------

We do not manufacture any products directly.

Marketing Strategy
------------------

We do not have any plans for a marketing strategy at this time.

Dependence on Certain Commercial Agreements
-------------------------------------------

We do not have any material agreements upon which we are dependent.

Material effects of Government
------------------------------

Not applicable.

C.   ORGANIZATIONAL STRUCTURE

For a list of our significant subsidiaries, see "Item 10 - Additional Information - Subsidiary Information".

D.   PROPERTY, PLANT AND EQUIPMENT

We do not own any properties. We currently utilize office space in a commercial business park building located in Richmond, British Columbia, Canada, a suburb of Vancouver. The space is shared with several other companies which share common management.

The monthly rent for its portion of this 1,500 square foot space is $500.00.
The present facilities are believed to be adequate for meeting our needs for the immediate future. If required in the future, we do not anticipate that we will have any difficulty in obtaining additional space at favorable rates. There are no current plans to purchase or otherwise acquire any properties in the near future.

Since our inception and during the five fiscal years ending in February 2002, we had been involved in oil and gas exploration/production and more recently, mineral property development. We had investigated several mineral properties in both Canada and the United States and currently retain only a 50% interest in the Fish Creek Prospect mentioned below. Although some testing work has been done on this property indicating the presence of gold, there is presently no positive indication that it contains any economic mineral resource.

We currently own a 50% joint venture interest in 30 mining claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. We also own a 1.277% net working interest in an oil well located in Fayette County, Texas. To date, we have received no revenues from our mining property activities, and have received negligible net revenues after operating costs from our interest in the Fayette County oil well during the past five fiscal years. As a result, we have written down our interest in the oil well located in Fayette County to $1, and have also written down our Fish Creek Prospect mineral property holdings to $1.

Subsequent to February 28, 2002, on March 5, 2002 we entered into a joint venture agreement with Teryl Resources Corp. for a 50% interest in 30 Fish Creek claims in Alaska. The terms and conditions are that Teryl Resources Corp. will issue 200,000 treasury shares of its common shares and will give to LinuxWizardry Systems, Inc. a 5% royalty interest until $2,000,000 U.S. has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement.

The Fish Creek claims are adjacent to the Teryl/Kinross joint venture Gil claims. After five years of intensive exploration on the Gil claim group the joint venture has delineated a mineralized gold deposit of 10,000,000 tons of ..04 gold per ton (400,000 ounces au).

We have no current plans to pursue further activities in either the oil and gas business or the mineral property development business, although we plan to retain our current property interests based on the potential that they may have some value in the future.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with US GAAP.

A.   OPERATING RESULTS

Fiscal 2002 compared to 2001
----------------------------
Discontinued Operations
-----------------------

During fiscal 2002, we discontinued the business operations of our wholly-owned subsidiary, LinuxWizardry, Inc. Prior to the discontinuance (a) we received $20,802 in revenues, as compared to $146,429 in 2001; (b) we incurred administrative expenses of $257,655 as compared to $622,548 in 2001; (c) we incurred research and development expenses of $63,729 as compared to $901,614 in 2001; and (d) we incurred selling and marketing expenses of $54,827 as compared to $554,198.

Continuing Operations
---------------------

During fiscal 2002, we received $1,078 in revenues from operations as compared to no revenues in 2001.

Administrative expenses in 2002 totaled $416,383 as compared to $1,101,539. The decrease was due to inactivity of the Company as well as the discontinuance of the subsidiary's operations. Consulting and subcontract expenses totaled
$13,689 compared to $301,106 in 2001. Investor relations totaled $6,719 compared to $279,439 in 2001. Office, rent and telephone totaled $25,713 compared to $104,132 in 2001. Travel and promotion totaled $6,990 compared to $94,727 in 2001. We also incurred an imputed interest charge of $115,000 as compared to nil in 2001. Imputed interest, at 15% was charged to operations based on the advances from related parties and was treated as donated capital. Financing costs totaled $25,272 compared to $145,314 in 2001. We raised
$127,680 in convertible debentures as compared to $1,217,440 in 2001 and we also wrote off obsolete inventory of $48,543.

Due to the discontinuance of the subsidiary's operations as well as the inactivity of the Company, we incurred no research and development expenses nor any selling and marketing expenses as compared to $169,625 and $80,703 respectively, in 2001.


B.   LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

In the past, we have derived most of our development and operating capital primarily from the issuance of capital stock. Minor amounts were derived from oil and gas revenues, and interest.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. On July 16, 1999, we received from John G. Robertson, its then President, currently the Chairman of the Board, a "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations". In substance, the Commitment states that if we are not able to obtain funds required for maintaining our ongoing operations and status as a publicly traded company, from other sources, Mr. Robertson agrees and commits to provide, and/or arrange for any such funds for us on either a loan, equity, or combination basis, on mutually agreeable terms, and which comply with any regulatory rules and regulations applicable to such transactions. Mr. Robertson further states that such maintenance funding requirements are estimated at approximately C$50,000 per year and that he is capable of arranging for such funding and/or is able to generate net earnings from revenues which will sustain our ongoing operations.

In the event that Mr. Robertson were not able to raise funds, and no other sources of capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity
---------

During 2002 we financed our operations and received $376,000 by:

      (i) receiving financial support from companies affiliated with the President of the Company in the amount of $248,000. These amounts are unsecured, non-interest bearing and due on demand; and

      (ii)    issuing convertible debentures of $128,000.

During 2002, we spent $363,000 of these funds on operating activities as discussed above under Results of Operation for the Year Ended February 28, 2002 as compared to the Year Ended February 29, 2001.

Our cash position has increased by $13,000 to $3,000 and our working capital deficit, as at February 28, 2002 is $1,550,000.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our aggregate research and development expenditures over the past two years ended February 28, 2001 and February 28, 2002 amount to $1,071,240 and $63,729, respectively. We do not hold any patents, trademarks or copyrights.

D.   TREND INFORMATION

See "Item 4. - Information on the Company, - Part B., Business Overview"

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

As of February 28, 2002, our Board of Directors consisted of six Directors, three of whom are independent (or "outside") non-executive Directors. The following table provides certain information about the members of our Board of Directors as of February 28, 2002.

--------------------------------------------------------------------------------------------------------
Name                   Position with Registrant              Term of Office            Office Held Since
--------------------------------------------------------------------------------------------------------
John G. Robertson      President, CEO and                    Annual Shareholders       3/05/79
                       Chairman of the Board                 Meeting in 2002
                       and Director, and
                       Director of Subsidiary
--------------------------------------------------------------------------------------------------------
Jennifer Lorette       Vice President and                    Annual Shareholders       6/01/94
                       Corporate Secretary and               Meeting in 2002
                       Director
--------------------------------------------------------------------------------------------------------
Susanne Robertson      Director                              Annual Shareholders       8/28/02
                                                             Meeting in 2002
--------------------------------------------------------------------------------------------------------
Hal Clark              Director                              Annual Shareholders       8/28/02
                                                             Meeting in 2002
--------------------------------------------------------------------------------------------------------
Bruce Bragagnolo       Director                              Annual Shareholders       8/28/02
                                                             Meeting in 2002
--------------------------------------------------------------------------------------------------------
James Vandeberg        Chief Financial Officer               Annual Shareholders       8/28/02
                                                             Meeting in 2002
--------------------------------------------------------------------------------------------------------

John G. Robertson.  Mr. Robertson is the Chairman of the Board and founder of
-----------------
the Company and a Director of the Company since its inception. Mr. Robertson has been the Chairman, President and Chief Executive Officer of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board, since July 1992, a U.S. public company engaged in the development of a rotary engine/compressor ("Rand Cam Engine") and hydrogen separator technology. Since October 1984 Mr.
Robertson has been President and a Director of Reg Technologies Inc., a British Columbia corporation listed on the Canadian Venture Exchange that has financed the research on the Rand Cam Engine since 1986. REGI U.S. is ultimately controlled by Reg Technologies Inc. Mr. Robertson has been the President and Principal Executive Officer and a Director of IAS Communications, Inc. since its formation in December 1994, a U.S. public company which is developing and marketing proprietary antenna technology. Since June 1997 Mr. Robertson has been President, Principal Executive Officer and a Director of Information Highway.com, Inc., a Florida corporation traded on the OTC bulletin board, a U.S. public company engaged in the Internet services provider business. Mr. Robertson is also the President and founder of Teryl Resources Corp., a British Columbia company trading on the Canadian Venture Exchange involved in mineral exploration. Since May 1977 Mr. Robertson has been President and a member of the Board of Directors of SMR Investments Ltd., a private British Columbia corporation engaged in management of public companies. Mr. Robertson is also the President and Director of the following private companies: JGR Petroleum, Inc., BlueCrow Internet Co. Ltd., 394754 B.C. Ltd., dba SOVO Computer Centre, Pavlik Travel Services Ltd., World Tel-Internet (Toronto) Ltd., International Diamond Syndicate Ltd., Argon Investment Corporation, and Airstream Communications, Inc. Mr. Robertson is a citizen and resident of Canada.

Jennifer Lorette - Ms. Lorette has held several positions with the Company since
----------------
June 1994, most recently as its Vice President and Secretary. Also since June 1994 Ms. Lorette, has been Vice President of REGI U.S., Inc., an Oregon corporation traded on the OTC bulletin board. Since April 1994 she has also been Vice President of Administration for Reg Technologies, Inc., a British Columbia corporation listed on the Canadian Venture Exchange. REGI U.S. is ultimately controlled by Reg Technologies Inc. Since June 1997 Ms. Lorette has been Secretary/Treasurer, and a Director of Information Highway.com, Inc., a Florida corporation traded on the OTC bulletin board, and its predecessor. Ms. Lorette is a founder, and has been Secretary/Treasurer of IAS Communications, Inc. since February 1995. Ms. Lorette is a citizen and resident of Canada.

Susanne Robertson - Ms. Robertson was elected a director of the Company in
-----------------
August 2001. She is also a director of Teryl Resources Corp. and owns SMR Investments Ltd. a company providing management services to public companies. Ms. Robertson is a citizen and resident of Canada.

Dr. Harold L. (Hal) Clark - Since 1984, Dr. Clark has served as Chairman, CEO or
-------------------------
President of several public companies in the technology sector. As Vice
Chairman and President of Ingram Micro (NYSE:IM; Nasdaq: MICROD), Dr. Clark was largely responsible for the robust growth that made it the world's largest computer products distributor, with sales today exceeding $30 Billion. As Chairman, President and CEO of AmeriQuest Technologies, Inc. (NYSE), his strategy was to merge six companies together to form a $600 Million computer products distributor and integrator, which later merged into Computer 2000. Computer 2000 was subsequently acquired by Tech Data Corporation (Nasdaq: TECD), a leading provider of IT products and services with sales exceeding $20 Billion. As President of Everex (NASDAQ), a PC and peripheral manufacturing company currently merged into FIC Inc., a private technology manufacturer, Dr. Clark transitioned the company from primarily domestic to worldwide markets. Dr.
Clark served as Chairman of Troy XCD, a provider of wireless and multi-protocol networking solutions, until it merged into Troy Group (Nasdaq: TROY) in 1998. Dr. Clark continues to serve on the Board of Directors of Troy Group, a global provider of hardware and software technologies. Prior to 1984, Hal served as CEO or COO to companies in the areas of computer engineering and manufacturing, distribution, software development and mail order. He has held executive positions with Republic Corporation, Litton Industries, Union Bank, and Boeing Company. Dr. Clark has also served as a management consultant and an instructor at the graduate school of UCLA.

Bruce Bragagnolo, - Mr. Bragagnolo is a lawyer practicing corporate/securities
----------------
law at Bragagnolo Ovsenek, a Vancouver law firm. He has advised a variety of public and private companies on legal matters related to acquisitions, mergers, takeovers, initial public offerings, secondary financings, public company disclosure requirements and stock exchange practice.

James Vandeberg - Mr. Vandeberg became a Director and Chief Financial Officer in
---------------
August 2001. Mr. Vandeberg is a partner in the Seattle, Washington law firm of Ogden Murphy Wallace. Mr. Vandeberg's practice focuses on the corporate finance area, with an emphasis on securities and acquisitions. Mr. Vandeberg was previously general counsel and secretary of two NYSE companies and is a director of Information-Highway.com, Inc., a Florida corporation traded on the OTC bulletin board. Mr. Vandeberg is also a director of REGI U.S., Inc. He is also a director of IAS Communications, Inc. an Oregon corporation traded on the OTC bulletin board since November 1998. Mr. Vandeberg is also a director of LinuxWizardry Systems Inc., a British Columbia company traded on the OTC bulletin board. Mr. Vandeberg is also a director of Cyber Merchants Exchange, Inc. since May 2001. He is a member and former director of the American Society of Corporate Secretaries. He became a member of the Washington Bar Association in 1969 and of the California Bar Association in 1973. Mr. Vandeberg graduated cum laude from the University of Washington with a Bachelor of Arts degree in accounting in 1966, and from New York University School of Law in 1969, where he was a Root-Tilden Scholar.

B.   COMPENSATION

For the fiscal year ended February 28, 2002 the Company and its subsidiaries paid $434,233 in compensation to directors and officers as a group. Total compensation paid to all employees was $188,790.

SMR Investments Ltd., a company owned by Susanne M. Robertson, wife of John G. Robertson, receives, in accordance with a management agreement $2,500 per month for management fees provided to the Company and $500 per month for rent. A further $1,000 per month is paid to the Chairman of the Board of the Company, John G. Robertson, as a director's fee. John G. Robertson is also president and a director of SMR Investments Ltd.

No cash or non-cash compensation was paid or distributed to the executive officers of the Company under any pension or other plans nor is there any plan for such payments or distributions during the following fiscal year contributed to the directors and officers.

During the fiscal year ended February 28, 2002 stock options were granted on a total of 2,525,000 common shares pursuant to stock option plans.

Total options currently exercisable at the date of this 20-F are 3,200,000. Of the total amount, 1,200,000 are exercisable at $0.10 expiring on dates ranging from December 21, 2004 to May 1, 2006, 1,000,000 are exercisable at US$0.05 expiring on April 1, 2006, 500,000 are exerciseable at US$0.075 expiring May 1, 2006, and 500,000 are exercisable at US$0.20 expiring May 1, 2006.

Options to Purchase Registrant's Common Shares Held by Officers and Directors of
--------------------------------------------------------------------------------
Registrant
----------

--------------------------------------------------------------------------------
NAME OF OPTIONEE      NUMBER OF OPTIONS   EXERCISE PRICE (1)   EXPIRY DATE
--------------------------------------------------------------------------------
John G. Robertson             375,000          $0.10          December 21, 2004
--------------------------------------------------------------------------------
Jennifer Lorette               75,000          $0.10          December 21, 2004
--------------------------------------------------------------------------------
Hal Clark                   1,000,000          $0.05          April 1, 2006
--------------------------------------------------------------------------------
Hal Clark                     500,000          $0.10          April 1, 2006
--------------------------------------------------------------------------------
James Vandeberg                50,000          $0.10          September 12, 2005
--------------------------------------------------------------------------------
TOTAL HELD AS A GROUP:      1,500,500
--------------------------------------------------------------------------------

   (1)   Repriced to $0.10 per share on June 29, 2001

Options to Purchase Registrant's Common Shares Held by Persons Other than
-------------------------------------------------------------------------
Officers and Directors of the Registrant
----------------------------------------

--------------------------------------------------------------------------------
NAME OF OPTIONEE      NUMBER OF OPTIONS   EXERCISE PRICE      EXPIRY DATE
--------------------------------------------------------------------------------
Gordon Friesen                100,000          $0.10 US       December 21, 2004
--------------------------------------------------------------------------------
Richard Cindric                50,000          $0.10 US       September 12, 2005
--------------------------------------------------------------------------------
Suzanne Foster                 25,000          $0.10 US       October 30, 2005
--------------------------------------------------------------------------------
W. James Skelton               75,000          $0.10 US       October 30, 2005
--------------------------------------------------------------------------------
L. Howard Nicol               100,000          $0.10 US       January 25, 2006
--------------------------------------------------------------------------------
Tammy Del Santo                25,000          $0.10 US       May 1, 2006
--------------------------------------------------------------------------------
Alain Salem                   500,000          $0.075 US      May 1, 2006
--------------------------------------------------------------------------------
Alain Salem                   500,000          $0.10 US       May 1, 2006
--------------------------------------------------------------------------------
TOTAL HELD AS A GROUP       1,375,000
--------------------------------------------------------------------------------

C.   BOARD PRACTICES

Under section 187 of the Company Act, R.S.B.C. 1996, c. 62, the directors of a reporting company, from among their number, must elect at their first meeting following each annual general meeting a committee, to be known as the audit committee, composed of not fewer than 3 directors, of whom a majority must not be officers or employees of the company or an affiliate of the company, to hold office until the next annual general meeting. Our Board of Directors established and Audit Committee which members consisting of John Robertson, Susanne Robertson and Bruce Bragagnolo.

The Directors are elected by the shareholders to hold office for a term of one year or until re-elected at the next annual general meeting.

D.   EMPLOYEES

Competition for technical personnel in our industry is intense. We believe that we have been successful in recruiting qualified employees, and that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel.

Our employees do not belong to any labor unions. We have not been subject to any strikes or other labor disturbances that have interfered with our operations.

As of February 28, 2002, we employed one part-time employee. Our legal, accounting, marketing and administrative functions are contracted out to consultants.

E.   SHARE OWNERSHIP

The following table sets forth the ownership of our common shares by our Directors and Officers as at June 30, 2002:

--------------------------------------------------------------------------------
Shareholder          Number of shares                  Percentage ownership (1)
                     issued and outstanding
--------------------------------------------------------------------------------
John G. Robertson              1,483,250                         4.28%
--------------------------------------------------------------------------------
Jennifer Lorette                 108,100                          *
--------------------------------------------------------------------------------
Hal Clark                          (2)                           (2)
--------------------------------------------------------------------------------
James Vandeberg                    (2)                           (2)
--------------------------------------------------------------------------------
Susanne Robertson              2,489,002                         7.12%
--------------------------------------------------------------------------------

(1) as at June 30, 2002, there were 34,687,846 issued and outstanding common shares.

(2)   unknown as at the date of filing this 20-F

* Beneficially owns less than one percent of our common shares.

For information regarding the ownership of stock options to acquire our common shares which are held by our Directors and Officers, and also by our employees, please refer to " - Stock Options Granted to Employees, Directors and Senior Managers".

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders.

To the best of our knowledge, we are not indirectly owned or controlled by any other corporation or foreign government.

As of July 11, 2002, 34,687,846 Common Shares were outstanding. At such date, we were not aware of any persons or groups known to us to be the owners of more than 10% of our issued and outstanding common shares.

We do not know of any arrangements which could result in a change in control of the Company.

B.   Related Party Transactions.

We are a party to a management services agreement with SMR Investment Ltd. ("SMR") under which SMR incurred management fees of $30,000 in each of fiscal years 2002, 2001, and 2000, and rent of $6,000 in each of fiscal years 2002, 2001, and 2000. SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson.

We paid a director's fee of $12,000 to John G. Robertson, our Chairman of the Board, during each of fiscal years 2002, 2001, and 2000.

We had related party advances outstanding of $932,398 at the February 2002 yearend, compared to $691,850 at the end of our previous fiscal year. These were unsecured, non-interest bearing and with no fixed terms of repayment.

Also refer to "Liquidity and Capital Resources" regarding the "Commitment to Provide Financing to Flame Petro-Minerals Corp. as Required for Ongoing Operations" by John Robertson.

C.   Interests of Experts and Counsel.

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

See page F-1 to F-12 following Item 19.

Legal Proceedings

We are not a party to any material legal proceedings.

Dividend Distribution Policy

We have not paid any cash dividends to date and we do not intend to pay cash dividends in the foreseeable future.

B.   Significant Changes

None.

ITEM 9.    THE OFFER AND LISTING

Not applicable, except for Item 9A and Item 9C.

Our shares traded solely on the Alberta Stock Exchange (the "ASE") between November, 1995 and December 14, 1999, at which time it voluntarily delisted from the ASE. The Company's stock currently trades on the Over the Counter Bulletin Board under the symbol LNXWF.

The following table shows the annual high and low closing prices of our stock traded on the ASE and OTC Bulletin Board during the last five fiscal years as follows:

--------------------------------------------------------------------------------
Year                High                   Low                   Close
--------------------------------------------------------------------------------
2002                $0.14                  $0.01                  $0.013
--------------------------------------------------------------------------------
2001                $4.375                 $0.09375               $0.09375
--------------------------------------------------------------------------------
2000                $3.625                 $0.08                  $2.875
--------------------------------------------------------------------------------
1999                $0.195                 $0.075                 $0.12
--------------------------------------------------------------------------------
1998                $0.20                  $0.07                  $0.08
--------------------------------------------------------------------------------
_________
*Prices in C$ through 11/30/99, US$ from 12/01/99 to date

The following table shows the quarterly high and low closing prices of our stock traded on the ASE and OTC Bulletin Board during the last two fiscal years, for each quarter as follows:

--------------------------------------------------------------------------------
Period              High               Low            Close           Volume
--------------------------------------------------------------------------------
2003                $0.09             $0.012          $0.038        15,517,700
Q1 5/31/02 *
--------------------------------------------------------------------------------
2002
Q1 5/31/01 *        $0.13             $0.03125        $0.12         23,065,200
--------------------------------------------------------------------------------
Q2  8/31/01 *       $0.12             $0.04           $0.05          7,052,700
--------------------------------------------------------------------------------
Q3 11/30/01*        $0.055            $0.018          $0.02          8,361,100
--------------------------------------------------------------------------------
Q4 2/29/02*         $0.018            $0.01           $0.013        12,552,600
--------------------------------------------------------------------------------
2001                $4.375            $1.312          $1.312         8,408,500
Q1  5/31/00*
--------------------------------------------------------------------------------
Q2  8/31/00 *       $2.562            $1.375          $1.75          3,895,100
--------------------------------------------------------------------------------
Q3 11/30/00*        $1.65625          $0.25           $0.25          2,239,800
--------------------------------------------------------------------------------
Q4 2/29/01*         $0.234375         $0.09375        $0.09375       8,614,800
--------------------------------------------------------------------------------
_________
*Prices in US$

The following table shows the high and low closing prices of our stock traded on the OTC Bulletin Board during the most recent six months, for each month as follows:

--------------------------------------------------------------------------------
Month                   High*               Low*
--------------------------------------------------------------------------------
2002, July               $0.05              $0.01
--------------------------------------------------------------------------------
2002, June               $0.05              $0.033
--------------------------------------------------------------------------------
2002, May                $0.059             $0.037
--------------------------------------------------------------------------------
2002, April              $0.06              $0.031
--------------------------------------------------------------------------------
2002, March              $0.09              $0.012
--------------------------------------------------------------------------------
2002, February           $0.018             $0.013
--------------------------------------------------------------------------------
2002, January            $0.021             $0.011
--------------------------------------------------------------------------------
_________
* All prices are in U.S. dollars.

ITEM 10.   ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

The Memorandum and Articles of the Company are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on June 4, 1999, which became effective August 3, 1999, to which our Articles of Incorporation and Memorandum were filed as exhibits.

C.   Material Contracts

We entered into no material agreement during fiscal 2002.

D.   Exchange Controls.

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Registrant's shares. Any such remittances, however, are subject to withholding tax. See Item 7, "Taxation".

There are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the shares of the Company. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non- Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

E.   Taxation.

Withholding
-----------

Generally, cash dividends paid by Canadian corporations to nonresident shareholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2 of the Canada-United States tax treaty, dividends paid to a resident if a company of the United States are only subject to a 15 percent withholding tax. Further, if the United states resident owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 10 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 15 percent withholding tax pursuant to Article XI[2 of the Canada-United States tax treaty.

Capital Gains
-------------

A nonresident purchaser who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a nonresident purchaser if the nonresident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length or any combination thereof.

Holders of Common Shares of the Company should seek independent advice from their own professional tax advisors with respect to the Canadian Income Tax consequences arising from the holding of Common Shares of the Company.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts.

Not applicable.

H.   Documents on Display.

We filed a registration statement on Form 20-F filed the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on June 4, 1999, which became effective August 3, 1999. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. You must review the exhibits themselves for a complete description of the contract or documents.

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Exchange Act at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

I.   Subsidiary Information.

We hold a 100% interest in LinuxWizardry, Inc., a private Florida corporation. LinuxWizardry, Inc. develops Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. It has no sales to date and is currently developing additional prototypes. It is our operating subsidiary. We declared a 25% dividend to our shareholders on December 5, 2000 and this transaction has been cancelled.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting For Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 was effective for our fiscal year beginning March 1, 2000. Because we are not involved in any activities covered by SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material effect on our financial position or results of operations.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                   PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.   Material Modifications to the Rights of Security Holders

None.

B.   Use of Proceeds.

Not applicable

ITEM 15.   [RESERVED]

ITEM 16.   [RESERVED]

                                  PART III

ITEM 17.   FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Our consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP). The consolidated financial statements as required under Item 18 are included immediately following the text of this Report.

ITEM 19.   EXHIBITS

(a) The following consolidated financial statements, together with the report of Manning, Elliott, on the annual financial statements referred to below, are filed as part of this annual report, and are included immediately following the text of this 20-F:

Index to Consolidated Financial Statements
Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

(b) Documents filed as exhibits to this annual report:


Number   Description
--------------------

3.1          Memorandum and articles of incorporation with bylaws dated
             February 27, 1979                                               (1)

3.2          Altered memorandum and special resolution dated September
             20, 1993 increasing the authorized capital to 100,000,000
             common shares from 90,000,000 and redesignating Class "A"
             Common voting shares without par value as common shares
             without par value and redesignating Class "B" Common non-
             voting shares as common shares without par value                (1)

4.1          Specimen copy of Registrant's common share certificate          (2)

10.1         Commitment by John G. Robertson dated July 16, 1999 to
             provide financing to the Registrant as required for
             ongoing operations                                              (2)

10.2         Share Purchase Agreement dated January 7, 2000 between
             Flame Petro-Minerals Corp. and Mike Carpenter and
             LinuxWizardry, Inc.                                             (3)

10.3         Purchase order dated May 22, 2000 between LinuxWizardry,
             Inc. and Motorola, Inc., Personal Communications Sector         (4)

10.4         License Agreement dated June 30, 2000 between LinuxWizardry
             Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc            (4)

10.5         Vendor Agreement dated January 5, 2001 between Merrimack
             Services Corporation d/b/a PC Connection and LinuxWizardry
             Systems, Inc.                                                   (4)

   (1) incorporated by reference to the Registrant's Registration Statement on Form 20-F filed on June 4, 1999 with the US Securities and Exchange Commission

   (2) incorporated by reference to the Registrant's Amendment No. 1 to the Registration Statement dated July 22, 1999

   (3) incorporated by reference to the Registrant's Annual Report on Form 20-F filed on September 14, 2000

   (4) incorporated by reference to the Registrant's Annual Report on Form 20-F filed on July 14, 2001

EXHIBIT INDEX

Number   Description                                                        Page
------   -----------                                                        ----

3.1      Memorandum and articles of incorporation with bylaws dated
         February 27, 1979

3.2 Altered memorandum and special resolution dated September 20, 1993 increasing the authorized capital to 100,000,000 common shares from 90,000,000 and redesignating Class "A" Common voting shares without par value as common shares without par value and redesignating Class "B" Common non-voting shares as common shares without par value

4.1      Specimen copy of Registrant's common share certificate

10.1 Commitment by John G. Robertson dated July 16, 1999 to provide financing to the Registrant as required for ongoing operations

10.2 Share Purchase Agreement dated January 7, 2000 between Flame Petro-Minerals Corp. and Mike Carpenter and LinuxWizardry, Inc.

10.3 Purchase order dated May 22, 2000 between LinuxWizardry, Inc. and Motorola, Inc., Personal Communications Sector

10.4 License Agreement dated June 30, 2000 between LinuxWizardry Systems, Inc. and LinuxWizardry, Inc. and Lineo, Inc

10.5     Vendor Agreement dated January 5, 2001 between Merrimack
         Services Corporation d/b/a PC Connection and LinuxWizardry
         Systems, Inc.

                                 SIGNATURE PAGE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transitional report on its behalf.


                                  LINUXWIZARDRY SYSTEMS, INC.
                                  ---------------------------
                                           REGISTRANT


Dated:   August 27, 2002          By:   /s/ John G. Robertson
        -----------------             ------------------------------
                                      John G. Robertson
                                      Chairman of the Board/Director

LinuxWizardry Systems, Inc.
(Expressed in Canadian Dollars)




Index



Independent Auditors' Report                                                 F-1

Consolidated Balance Sheets                                                  F-2

Consolidated Statements of Loss and Deficit                                  F-3

Consolidated Statements of Cash Flows                                        F-4

Notes to the Consolidated Financial Statements                       F-5 to F-13

Page F-1

M A N N I N G   E L L I O T T   11th Floor, 1050 West Pender Street, Vancouver, BC, Canada  V6E 3S7
CHARTERED ACCOUNTANTS           Phone 604.714.3600     Fax: 604.714.3669    Web: manningelliott.com


                       Independent Auditors' Report

To the Stockholders and Board of Directors of LinuxWizardry Systems, Inc.

We have audited the accompanying consolidated balance sheets of LinuxWizardry Systems, Inc. as at February 28, 2002 and 2001 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles used in the United States. As required by the British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated profitable operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These consolidated financial statements do not include any adjustments which might result from the outcome of these uncertainties.





/s/ Manning Elliott

CHARTERED ACCOUNTANTS
Vancouver, Canada
July 11, 2002

Page F-2

LinuxWizardry Systems, Inc.

Consolidated Balance Sheets

As at February 28, 2002 and 2001

(Expressed in Canadian Dollars)


                                                            2002          2001
                                                             $             $
Assets
Current Assets
Cash                                                        2,980          -
Accounts receivable                                           809        43,019
Inventory                                                    -           91,133
Prepaid expenses                                             -            8,760
-------------------------------------------------------------------------------
Total Current Assets                                        3,789       142,912

Property, Plant and Equipment [Note 3]                      7,449        74,020

Natural Resource Properties [Note 4]                            2             2
-------------------------------------------------------------------------------
Total Assets                                               11,240       216,934
===============================================================================

Liabilities
Current Liabilities
Cheques issued in excess of funds on deposit                 -            9,840
Accounts payable                                          614,144       456,678
Accrued liabilities                                         6,848       269,292
Due to related parties [Note 5[a]]                        932,389       691,850
Convertible debentures [Note 6]                              -          410,886
-------------------------------------------------------------------------------
Total Current Liabilities                               1,553,381     1,838,546
-------------------------------------------------------------------------------

Stockholders' Deficit
Common Stock [Note 7]

   100,000,000 common shares, authorized without
    par value; 34,487,846 and
   17,992,459 issued respectively                       5,382,584     4,654,582

   Common shares and warrants subscribed for
    but not issued                                           -            6,848


   Donated Capital                                        115,000          -

   Additional Paid In Capital [Note 7[d]]                  41,207        11,181
-------------------------------------------------------------------------------
                                                        5,538,791     4,672,611
-------------------------------------------------------------------------------
Deficit                                                (7,080,932)   (6,294,223)
-------------------------------------------------------------------------------
Total Stockholders' Deficit                            (1,542,141)   (1,621,612)
===============================================================================
Total Liabilities and Stockholders' Deficit                11,240       216,934


Contingencies [Note 1]
Subsequent Events (Note 11)

Approved by The Board:

              /s/ John G. Robertson            /s/ Jennifer Lorette
              ---------------------------     ---------------------------
              John G. Robertson, Director     Jennifer Lorette, Director

  (The accompanying notes are an integral part of these consolidated financial statements)

Page F-3

LinuxWizardry Systems, Inc.
Consolidated Statements of Loss and Deficit
For the Years Ended February 28, 2002 and 2001
(Expressed in Canadian Dollars)

                                                            2002          2001
                                                             $             $
Sales                                                       1,078          -

Cost of Sales                                                 916          -
-------------------------------------------------------------------------------
Gross Profit                                                  162          -
-------------------------------------------------------------------------------

Expenses
  General and Administrative
    Amortization of property, plant and equipment           9,415         1,967
    Amortization of discount on convertible
      debentures [Note 7]                                  30,026        11,181
    Consulting and subcontract                             13,689       301,106
    Filing and regulatory fees                             12,119        38,588
    Financing costs [Note 6]                               25,272       145,314
    Foreign exchange                                        3,547          (499)
    Imputed interest [Note 5]                             115,000          -
    Interest on convertible debentures [Note 6]             6,913        13,314
    Investor relations                                      6,719       279,439
    Management and directors fees [Note 5]                 42,000        42,000
    Office, rent and telephone [Note 5]                    25,713       104,132
    Professional fees                                      70,579        70,932
    Travel and promotion                                    6,990        94,727
    Write down of obsolete inventory                       48,543          -
    Less interest income                                     (142)         (662)
-------------------------------------------------------------------------------
                                                          416,383     1,101,539
-------------------------------------------------------------------------------

Research and Development
    Programmers                                              -          130,973
    Non-recurring engineering fees                           -           26,176
    Travel and recruiting                                    -           12,476
-------------------------------------------------------------------------------
                                                             -          169,625
-------------------------------------------------------------------------------

Selling and Marketing
    Advertising and trade shows                              -           80,703
-------------------------------------------------------------------------------

Natural Resource
    Annual lease costs                                      4,040         5,935
-------------------------------------------------------------------------------

Loss From Continuing Operations                          (420,261)   (1,357,802)

Discontinued Operations [Note 10]
   Loss from Operations from LinuxWizardry Inc.          (366,448)   (1,971,861)
-------------------------------------------------------------------------------

Net Loss For The Year                                    (786,709)   (3,329,663)

Deficit - Beginning of Year                            (6,294,223)   (2,964,560)
-------------------------------------------------------------------------------

Deficit - End of Year                                  (7,080,932)   (6,294,223)
===============================================================================

Basic Loss From Continuing Operations                        (.02)         (.10)
Basic Loss From Discontinued Operations                      (.01)         (.14)
-------------------------------------------------------------------------------
Basic Loss Per Share [Note 2]                                (.03)         (.24)
===============================================================================

(Diluted loss per share has not been presented as the result is anti-dilutive)


  (The accompanying notes are an integral part of these consolidated financial statements)

Page F-4

LinuxWizardry Systems, Inc.
Consolidated Statements of Cash Flows
For the Years Ended February 28, 2002 and 2001
(Expressed in Canadian Dollars)


                                                            2002          2001
                                                             $             $
Operating Activities

   Net loss for the year                                 (786,709)   (3,329,663)

   Loss on disposal of property, plant and equipment       57,155          -
   Interest on convertible debentures paid with shares      6,913        11,167
   Financial consulting services paid with shares            -           51,406
   Amortization of property, plant and equipment            9,415        37,917
   Amortization of discount on convertible debentures      30,026        11,181
   Imputed interest                                       115,000          -
   Change in non-cash working capital items               205,390       671,968
-------------------------------------------------------------------------------
Cash to Operations                                       (362,810)   (2,546,024)
-------------------------------------------------------------------------------

Financing Activities
   Capital stock issued                                      -          371,795
   Advances from related parties                          247,950       681,921
   Convertible debentures issued for cash                 127,680     1,217,440
-------------------------------------------------------------------------------
Cash from Financing Activities                            375,630     2,271,156
-------------------------------------------------------------------------------

Investing Activities
   Acquisition of property, plant and equipment              -         (104,367)
-------------------------------------------------------------------------------
Cash to Investing Activities                                 -         (104,367)
-------------------------------------------------------------------------------

Increase (Decrease) in Cash During the Year                12,820      (379,235)

Cash - Beginning of Year                                   (9,840)      369,395
-------------------------------------------------------------------------------
Cash - End of Year                                          2,980        (9,840)
===============================================================================
Non-Cash Financing Activities

  Stock based compensation

    950,404 (2001 - 30,000) shares were issued
     pursuant to a financial consulting services
     agreement                                            180,147        51,406

    15,544,983 (2001 - 4,202,595) shares were
     issued for convertible debentures converted          547,855       817,721
-------------------------------------------------------------------------------
                                                          728,002       869,127
===============================================================================

Income taxes paid                                            -             -

Interest paid                                                -             -


  (The accompanying notes are an integral part of these consolidated financial statements)

Page F-5

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


1.   Nature of Operations and Continuance of Business

     The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extraprovincially registered in the Province of Alberta on October 12, 1995.

     The Company voluntarily delisted from the Canadian Venture Exchange on December 14, 1999. The Company's stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol "LNXWF".

     On January 10, 2000, the Company acquired all the issued capital stock of LinuxWizardry, Inc. for 2,000,000 shares of the Company restricted pursuant to Rule 144 of the SEC. These shares were valued at US$0.375 per share or Cnd$1,087,500. LinuxWizardry, Inc. was a newly created Florida Corporation owned by four individuals. Through the experience, knowledge and in-process research and development conducted by these four individuals to January 10, 2000, LinuxWizardry, Inc. developed Linux-based enterprise software and hardware for end-to-end networking solutions for small and medium sized businesses. LinuxWizardry, Inc. had developed various prototypes and had preliminary sales of $52,113. Operating advances of US$1,929,000 had been transferred to LinuxWizardry, Inc. to cover salaries and other overheads in Florida to June 30, 2001. On June 30, 2001, the business operations of LinuxWizardry, Inc. were discontinued due to strong competition, insufficient sales and lack of funds.

     The Company is currently in the development stage and equity financing is required to continue development and commercial exploitation of the software and hardware. As a result of the uncertainty that is typical in a development stage company, mounting losses, and the severe working capital deficiency, there is substantial doubt about the company's ability to continue as going concern as ultimate success will be based on securing adequate equity financing and/or the attainment of a commercially profitable business. These financial statements have been prepared on a going concern basis.

2.   Significant Accounting Policies

     (a)  Basis of Accounting

          These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in Canadian dollars. There are no consolidated financial statements prepared using Canadian generally accepted accounting principles; however, there would be no material reconciling items other than presentation items.

     (b)  Consolidation

          These financial statements include the accounts of the Company and its wholly owned US subsidiary, LinuxWizardry, Inc.

     (c)  Natural Resource Properties

          The Company confines its exploration activities to areas from which gold has previously been produced or to properties which are contiguous to such areas and have demonstrated mineralization. Accordingly, the Company capitalizes the costs of acquiring mineral claims and options until such time as the properties are placed into production or abandoned. At that time, costs are amortized or written off.

          Exploration and development expenditures are expensed as incurred.

Page F-6

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


2.   Significant Accounting Policies (continued)

     (c)  Natural Resource Properties (continued)

          The Company has adopted the Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets to be Disposed Of". On an ongoing basis, the Company evaluates each property based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate, determines whether any of the properties may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows on a discounted rate commensurate with the risk involved.

          The amounts shown for claims and options for mineral properties which have not yet commenced commercial production represent costs incurred to date, and are not intended to reflect present or future values.

          Amortization of claims and options relating to properties in production is provided during periods of production using the units-of -production method based on an estimated economic life of the ore reserves.

     (d)  Translation of Foreign Subsidiary Balances and Transactions

          The Company's subsidiary's functional currency is the US dollar as equity funds raised by the Company and advanced to its US subsidiary are in US dollars and expenses are paid in US dollars.

          Assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange. Revenues and expenses, gains and losses, are translated at appropriate transaction date rates using a weighted average rate. Gains and losses on translation are included in operations.

     (e)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

     (f)  Loss Per Share

          Loss per share has been calculated based on the weighted average number of shares outstanding during the year not including escrowed securities. The weighted average number of shares outstanding, for the purpose of loss per share calculations, is as follows:

          Year to February 28, 2002        26,530,000
          Year to February 28, 2001        14,062,000

          Loss per share does not include the effect of the potential conversions of stock options, as their effect would be anti-dilutive.

Page F-7

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


2.   Significant Accounting Policies (continued)

     (g)  Accounting for Stock Based Compensation

          The Company uses the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") in accounting for its stock based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock. See Note 6.

     (h)  Revenue Recognition

          Revenue from sales of systems will be recorded when systems have been shipped and collection is reasonably certain.

     (i)  Cash and Cash Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (j)  Research and Development

          Research and development costs are expensed in the period in which they are incurred.

     (k)  Property, Plant and Equipment

          Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives of two years.

     (l)  Inventory

          Inventory is comprised of finished goods. Finished goods are carried at the lower of landed cost or net realizable value.

     (m)  Discount on Convertible Debentures

          The discount on convertible debentures is being amortized on a straight-line basis over five years which is the life of the detachable warrants issued with the convertible debentures.

3.   Property, Plant and Equipment

                                                                                    2002              2001
                                                                 Accumulated     Net Carrying     Net Carrying
                                                   Cost         Amortization       Value             Value
                                                    $                $               $                 $
     Computer and office equipment               18,831           11,382           7,449            74,020
     =========================================================================================================

Page F-8

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


4.   Natural Resource Properties

     (a)  Mineral Property

          The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.

          The Company has billed, but not recorded, $54,510 to its 50% partner in the Fish Creek Claims for exploration work to date. This amount, when received, will be treated as other income.

          The Company has written down its interest to a nominal $1.

     (b)  Petroleum Property

          The Company owns a 1.277% net working interest in one producing well in Fayette County, Texas. This oil and gas well has been capped and therefore is no longer in production. The Company has written down its interest to a nominal $1.

5.   Related Party Balances/Transactions

     (a)  Balances

          Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totaling $115,000, was charged to operations and treated as donated capital.

                                                  February 28,                                    February 28,
                                                     2001           Repayments      Advances          2002
                                                      $                  $              $              $
     394754 B.C. Ltd.                               30,619             (3,320)         1,644         28,943
     Access Information Services, Inc.               4,198             (5,198)         2,721          1,721
     IAS Communications Inc.                           500             (3,651)          -            (3,151)
     Imaging Technologies Inc.                      80,655               -              -            80,655
     Information Highway.com, Inc.                    -                  -               200            200
     JGR Petroleum, Inc.                            20,040               -            74,422         94,462
     John Robertson, President and CEO               5,000               -            12,000         17,000
     Rainbow Network                                92,830            (15,960)        22,279        158,149
     Reg Technologies Inc.                           1,307             (2,322)         4,800          3,785
     REGI U.S., Inc.                                   (38)              -              -               (38)
     SMR Investments Ltd.                          455,583            (27,683)       122,763        550,663
     Teryl Resources Corp.                           1,156             (1,156)          -              -
     ------------------------------------------------------------------------------------------------------
                                                   691,850            (59,290)       299,829        932,389
     ======================================================================================================

     Unless otherwise indicated the table above represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

     (b)  Transactions

          (i) Pursuant to a management services agreement, the Company paid management fees of $30,000 (2001 - $30,000) and rent of $6,000
                  (2001 - $6,000) to a company controlled by the President of the Company.

          (ii) The Company paid a director's fee of $12,000 (2001 - $12,000) to the President of the Company.

          All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions.

Page F-9

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


6.   Convertible Debentures

     The Company had offered a private placement of convertible debentures and had secured a commitment thereto for up to US$1,100,000. During fiscal 2001 the Company drew down US$800,000 in two tranches ((a) and (b) below) and during fiscal 2002 the Company drew down US$80,000 ((c)below).

     (a) US$550,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of: (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$479,500 after paying fees of US$80,500. The Company also issued 110,000 warrants expiring October 18, 2005. 55,000 of these warrants are exercisable into 55,000 common shares at US$1.08 per share and 55,000 warrants are exercisable into 55,000 common shares at US$1.17 per share. During fiscal 2001 the Company converted debentures having a face value of US$530,000 into 4,202,595 shares at an average conversion price of US$0.083. During fiscal 2002 debentures, having a face value of US$20,000, were converted into 465,116 shares at an average conversion price of US$0.042.

     (b) US$250,000 Convertible Debentures with interest at 6% per annum, the principal and interest of which may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten trading days prior to the receipt of a notice of conversion or the maturity date, as applicable or (ii) 80% of the average of the two lowest closing bid prices during the five trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date was October 18, 2001. The Company received US$225,000 after paying fees of US$25,000. The Company also issued 50,000 warrants expiring October 18, 2005. 25,000 of the warrants are exercisable into 25,000 common shares at a price of US$0.20 per share and 25,000 of these warrants are exercisable into 25,000 common shares at US$0.22 per share. During fiscal 2002 these convertible debentures were converted into 7,184,975 shares at an average conversion price of $0.035.

     (c) US$80,000 Convertible Debentures with interest at 6% per annum, the principle and interest may be converted into common shares at the following conversion price: the lower of (i) 110% of the average of the two lowest closing bid prices during the ten (10) trading days prior to the closing date, or (ii) 65% of the average of the two lowest closing bid prices during the five (5) trading days prior to the receipt by the Company of a notice of conversion or the maturity date, as applicable. The maturity date is July 6, 2002. The Company paid fees of US$16,000. The Company also issued 16,000 warrants. These debentures were converted into 7,705,846 shares at an average conversion price of US$0.01 per share.

     (d) The Company also issued 189,046 shares during fiscal 2002 to settle accrued interest on the Convertible Debentures.

Page F-10

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


7.   Common Stock

                                                           No. of      Value
                                                           Shares        $

     Issued at February 29, 2000                         12,909,114   2,767,512

     Issued during the year for:
       Cash pursuant to a private placement                 600,000     652,995
       Cash pursuant to stock options exercised              43,750      49,935
       Financial consulting services                         30,000      51,406
       Cash pursuant to warrants exercised                  207,000     315,013
       Conversion of convertible debentures and
         accrued interest                                 4,202,595     817,721
     --------------------------------------------------------------------------
     Issued at February 28, 2001                         17,992,459   4,654,582

     Issued during the year for:
       Conversion of convertible debentures and
         accrued interest                                15,544,983     547,855
       Settlement of debt                                   950,404     180,147
     --------------------------------------------------------------------------
     Issued and outstanding as at February 28, 2002      34,487,846   5,382,584
     ==========================================================================

     (a)  Stock options

          (i) The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

          (ii) The weighted average number of shares under option and option price for the year ended February 28, 2002 is as follows:

                                                                   Weighted
                                                  Shares            Average       Weighted Average
                                               Under Option         Option       Remaining Life of
                                                    #               Price US$     Options (Months)
                  Beginning of year            1,140,000              .10*                  49
                  Granted                      2,525,000              .09
                  Exercised                         -                 -
                  Cancelled                     (465,000)             .10
                  Lapsed                            -                 -
                                               ---------
                  End of year                  3,200,000              .10                   46

                  * effective June 29, 2001 the exercise price with respect to all options was reduced to US$.10 per share.

Page F-11

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


7.   Common Stock (continued)

     (a)  Stock options (continued)

          (iii) The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

                  The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model with the following assumptions for stock options granted in fiscal 2000: risk free interest rate was 5.8%, expected volatility of 50%, an expected option life of six months and no expected dividends.

                  If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share for fiscal 2002 and 2001 would have been as follows:

                                                            2002          2001
                                                             $             $
          Net loss
                  As reported                            (786,709)   (3,329,663)
                  Pro forma                              (869,918)   (3,433,970)
          Basic net loss per share
                  As reported                                (.03)         (.24)
                  Pro forma                                  (.03)         (.24)

     (d) Additional paid in capital represents the fair market value of 176,000 warrants issued with the convertible debentures less a discount on the convertible debentures.

                                                            2002          2001
                                                             $             $
          Market value of warrants (Note 6)               150,750       149,090
          Discount on convertible debentures accreted
           to operations over the life of the warrants
           being five years to October 18, 2005          (109,543)     (137,909)
          ---------------------------------------------------------------------
          Net carrying value                               41,207        11,181
          =====================================================================

Page F-12

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


8.   Losses and Deductions for Tax Purposes

     The Company has Canadian income tax losses of approximately $2,240,000 which are available to reduce taxable income of future years. The losses expire as follows:

                       $                         $                         $

     2003           118,000    2006           113,000    2008         1,212,000
     2004           114,000    2007           164,000    2009           420,000
     2005            99,000

     The Company has US tax losses of US$94,000, US$1,243,000 and US$366,000 expiring in 2015, 2016 and 2017 respectively.

     The Company has Canadian capital losses of approximately $207,000 which are available to reduce future years capital gains. The losses have no expiry.

     The Company has Canadian exploration and development expenditures available to reduce taxable income of future years. These expenditures, totaling some $360,000 can be claimed at rates varying from 30% to 100%, and have no expiry dates.

     The potential benefits of the income tax losses and timing differences arising from the exploration and development expenditures have not been recognized in the accounts.

     The Company has Canadian foreign income deductions available to reduce foreign resource profits. These deductions, totalling some $384,000 can be claimed against resource profits or 10% against taxable income, whichever is greater.


9.   Financial Instruments

     Financial instruments included in the balance sheet are comprised of cash, accounts receivable, accounts payable, accrued liabilities and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

     The Company has no interest rate risk or concentrations of credit risk.

10.  Discontinued Operations

     The Company discontinued the business operations of its wholly owned US subsidiary, Linux Wizardry, Inc. on June 30, 2001. LinuxWizardry, Inc. has no assets remaining.

                                                     Period From
                                     January 10,       March 1,
                                        2000             2001       Year Ended
                                     to June 30,     to June 30,    February 28,
                                        2001             2001           2001
                                         $                $              $
     Revenue                            167,231           20,802        146,429
     Expenses                         2,641,724          387,250      2,118,289
     --------------------------------------------------------------------------
     Net loss                        (2,474,493)        (366,448)    (1,971,860)
     ==========================================================================

Page F-13

LinuxWizardry Systems, Inc.

Notes to the Consolidated Financial Statements

For the Years Ended February 28, 2002 and February 28, 2001

(Expressed in Canadian Dollars)


11.  Subsequent Events

     (a) On March 5, 2002, the Company completed a joint venture agreement on its 50% interest in the 30 Fish Creek Claims in Alaska. Teryl Resources Corp. (a related company) will issue 200,000 shares of its common stock and will give the Company a 5% royalty interest until US$2,000,000 has been received from the royalty payments. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production begins. Teryl Resources Corp. also agrees to expend a minimum of US$500,000 after three years from the date of agreement.

     (b) On March 26, 2002 the Company purchased a license for a secure email solution from Mailprotek.com (a related company). Mailprotek.com has developed a complete solution to filter out viruses, worms and spamming. In consideration for the license, the Company will issue 3,000,000 shares to Mailprotek.com or to its wholly-owned subsidiary, Imaging Technologies, Inc. Mailprotek.com will retain 25% of all revenues and pay 75% to the Company.